Responses – Contact Gold Corp.

Suite 1050, 400 Burrard Street	info@contactgold.com
Vancouver, British Columbia	+1 (604) 449-3361
V6C 3A6 Canada	www.contactgold.com

February 27, 2019

Via Edgar

Ruairi Regan
Division of Corporate Finance
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Ms. Brigitte Lippmann

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 14, 2018, regarding
Contact Gold Corp. (the “Company”)
Draft Offering Statement on Form 1-A
Filed November 19, 2018
File No. 367-00184

Dear Mr. Regan:

Set forth below are the Company’s responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the December 14, 2018 letter (the “Comment Letter”) regarding the above-referenced Draft Offering Statement on Form 1-A (the “Draft Offering Statement”).

In response to the Staff’s comments, the Company has filed Amendment No. 1 to the Draft Offering Statement with the Commission (“Amendment No. 1”). Please note that, in addition to revisions responsive to the Staff’s comments in the Comment Letter, Amendment No. 1 includes revisions updating the Draft Offering Statement in connection with events occurring subsequent to the filing of the Draft Offering Statement on November 19, 2018, and certain other changes.

For convenience, the Staff’s comments are included below, in each case, followed by the Company’s response to the comment bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Our responses are as follows:

Part II of Form 1-A

Risk Factors, page 28

Staff Comment No. 1.

Responses – Contact Gold Corp.

Please update this risk factor to reflect the recent Rule 12b-2 revisions to the definition of smaller reporting company.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended, at page 28, the risk factor entitled “We may elect to become a reporting issuer under the Exchange Act and, if we do, we believe that we will be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Common Stock less attractive to potential investors.” to reflect the current Rule 12b-2 definition of smaller reporting company.

Management’s Discussion and Analysis, page 52

Staff Comment No. 2.

We note your accounting policy indicates that an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount and that the recoverable amount is measured at the higher of value in use and fair value less costs to sell. Please explain how this policy is consistent with ASC 360-10-35-17.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended, at page 60, its disclosure under the subheading “Review of asset carrying values and impairment assessment” to clarify that the Company’s accounting policy relating to impairment is consistent with ASC 360-10-35-17.

Management’s Discussion and Analysis, page 55

Staff Comment No. 3.

We note your statements that the Annual MD&A is current to July 30, 2018. Please remove these statements and provide an MD&A discussion, including the liquidity discussion on page 70, that is current as of the most recent practicable date.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended its MD&A, including the liquidity discussion at page 57 to provide discussion that is current as of the date of Amendment No. 1.

Description of Property, page 79

Staff Comment No. 4.

We are unable to read your maps beginning on page 80. Please revise to include larger property maps.

Responses – Contact Gold Corp.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company included larger property maps beginning on page 68 under the section entitled “Description of Property”.

Staff Comment No. 5.

We note your disclosure of historical mineral resources on page 84. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and Exchange Commission unless required to be disclosed by foreign or state law. See Instruction 5 to Item 102 of Regulation S-K and Industry Guide 7, Instructions to paragraph (b)(5). Please advise or revise to remove your historical resources.

Contact Gold Corp.’s Response:

The Company has revised the disclosure in Table 2 at page 73 to replace the reference to

Historical Mineral Resource Estimates to read “Historical Mineralization Estimate” and other references to mineral resources, as applicable. Notwithstanding these revisions, the Company notes that under the instructions to paragraph (b)(5) of SEC Industry Guide 7, an issuer is permitted to disclose estimates other than proved (measured) or probable where

“such information is required to be disclosed by foreign or state law ….”

In connection with the Company’s go-public transaction and listing on the TSX Venture Exchange in June, 2017, the Company was required to produce a technical report in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Among other things, the technical report must demonstrate a three-dimensional body of mineralization, which in most instances is illustrated by historical drilling on the particular property, and in some cases, including in the present context where a mineral resource has been delineated prior to the implementation of NI 43-101, this model is illustrated with the historical mineral resource estimate.

An author of a technical report prepared pursuant to NI 43-101 is required to document and describe significant historical information about a property, and to the extent known, other significant or relevant data and information relating to the property. In the case of the Company’s Pony Creek property (“Pony Creek”), the existence of a significant historical mineral resource was information of which the author of the technical report relating to Pony Creek (the “Pony Creek Technical Report”) was aware. Item 6 in Form 43-101F1 of NI 43-101 requires the technical report to describe, “to the extent known… any significant historical mineral resource and mineral reserve estimates….” The Company and the author of the Pony Creek Technical Report are of the view that the historical mineral resource is significant and underpinned a) the amount of consideration paid to acquire the property, and b) the value then ascribed to the property by investors in the financings completed by the Company in connection with the go-public transaction. More specifically, the historical mineral resource lent itself to a determination of value by demonstrating that Pony Creek could host a coherent, cohesive body of mineralization and provides the only quantifiable reference point for determining the value of any of the Company’s properties, and is significant and relevant to investors and to the Company. Accordingly, disclosure of the historical mineral resource was required to under NI 43-101.

Responses – Contact Gold Corp.

Staff Comment No. 6.

We note your table beginning on page 86 regarding significant historical drilling. Please tell us why the metallurgy column has only been completed for select samples and, if necessary, revise to clarify. In your response please tell us if the table includes historical drilling, Contact Gold drilling, or both.

Contact Gold Corp.’s Response:

The table beginning at page 78 includes only the Company’s drilling.

Drill intervals for which there is no initial metallurgical notation provided require the Company to undertake additional testing in order to make an initial determination of potential recovery. An explanation to clarify this has been included as a footnote to the table.

Staff Comment No. 7.

We note your disclosure on page 93 that cyanide solubility assays were completed to identify oxide versus sulfide mineralization. Please summarize the results of this testing and other metallurgical testing performed. To the extent relevant please discuss recoveries for oxide and sulfide mineralization and pregnant solution robbing materials.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, summary discussion of metallurgical analyses performed by the Company has been incorporated to Amendment No. 1 under the subheading “Mineral Processing and Metallurgical Testing” at page 82.

The Company has completed five bottle roll studies from rock drilled at the Pony Creek Property’s “Bowl Zone” area. Results are discussed and presented at Table 5 in Amendment No. 1. Results of bottle roll tests undertaken under the direction of the Company from the Bowl Zone provide metallurgical profiles for those samples tested and provide preliminary indication of potential rates of recovery. Such results can be used to determine if the material is amenable to standard cyanidation processing. Further and more advanced metallurgical testing is required. Preg robbing testing was completed for 34 individual samples with results summarized in Amendment No. 1. Cyanide solubility results are not published as part of the Company’s continuous disclosure record, and have not been included herein as it is not standard industry practice to disclose results at this stage of an exploration project’s development as they are meant to be used as an indicator of potential leachability.

Executive Compensation, page 103

Staff Comment No. 8.

Please revise the table to include all elements of compensation including, without limitation, the equity compensation referenced on page 104 and the total compensation awards for relevant periods. See Item 402(n) of Regulation S-K.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has updated the disclosure under the heading “Executive Compensation” at page 94.

Responses – Contact Gold Corp.

Principal Stockholders, page 112

Staff Comment No. 9.

Please revise the table to include a column that discloses the percentage of the applicable class of securities held by each stockholder, as required by Item 403(a) of Regulation S-K.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has updated the table under the heading “Principal Stockholders” on page 103 to include a column disclosing the percentage of the applicable class of securities held by each stockholder.

Staff Comment No. 10.

Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has updated the table at page 104 under the section entitled “Principal Stockholders” by providing explanatory footnotes corresponding to each 5% owner who is not a natural person.

Certain Relationships and Related Party Transactions, page 114

Staff Comment No. 11.

Please provide the related party transaction disclosure required by Item 404 of Regulation S-K since the beginning of your last fiscal year and for the two fiscal years preceding your last fiscal year. See Instruction 1 to Item 404.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has updated the disclosure under the subheading entitled “Transactions with related persons” at pages 105 and 106.

Consolidated Financial Statements for the Year Ended December 31, 2017
Independent auditors’ report, page 2

Staff Comment No. 12.

Please obtain a revised report from your auditor that is both signed and dated. Refer to paragraph (c)(1)(iii) of Part F/S.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has updated the auditor report after the second table of contents, to provide the requested signature and date.

Responses – Contact Gold Corp.

3. Reverse Acquisition, page 13

Staff Comment No. 13.

Please clarify your basis for adjusting the carrying value of the net assets of Winwell acquired by the $321,268 in transaction costs related to the RTO. To the extent these costs were incurred by Winwell prior to the RTO transaction, please explain why these costs were not recorded as liabilities by Winwell.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended its disclosure under the heading “3. Reverse Acquisition” at page 12 (after the second table of contents) to explain that transaction costs directly relating to the RTO incurred by Carlin Opportunities Inc. (“Carlin”) in the amount of $321,269 (of which $58,152 had been incurred in as at December 31, 2016 and deferred), were recorded as a charge to retained earnings of the Company to the extent of the cash balance of Winwell Ventures Inc. (“Winwell”) ($361,659) immediately prior to closing the Transactions. Accordingly, the balance of cash recognized as acquired from Winwell is $40,390 on closing of the Transactions.

None of the costs were incurred by Winwell prior to the RTO transaction.

Staff Comment No. 14.

Please expand your footnote to describe how the consolidated financial statements represent a continuation of the legal subsidiary, or accounting acquirer, with adjustments to retroactively adjust the legal capital of the accounting acquirer to reflect the legal capital of the accounting acquiree. Refer to ASC 805-40-45.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended its disclosure under the heading “3. Reverse Acquisition” at page 12 (after the second table of contents) to describe how the Consolidated Financial Statements reflect the continuation of the financial statements of Carlin, with one adjustment, which is to retroactively adjust Carlin’s legal capital in order to reflect the capital of Winwell, as the legal parent of the consolidated entity. The Company has also clarified that comparative information presented in the Consolidated Financial Statements has also been retroactively adjusted to reflect the legal capital of Winwell.

4. Acquisition of Clover Nevada II, LLC, page 14

Staff Comment No. 15.

We note your acquisition of 100% of the membership interests of Clover Nevada II LLC on June 7, 2017. As it appears that you have succeeded to substantially all of the business of Clover and that your operations before succession appear insignificant relative to the operations of Clover, please provide audited financial statements and related disclosures of Clover as your predecessor for all periods required under Article 8 of Regulation S-X with no lapse in audited periods through the date of acquisition. To the extent you believe Clover is not your predecessor as defined by Regulation C, Rule 405, please provide your analysis and basis for conclusion.

Responses – Contact Gold Corp.

Contact Gold Corp.’s Response:

After discussion with and guidance from SEC staff on January 31, 2019, the Company is excluding the audited financial statements of Clover for the following reasons:

1.	U.S. GAAP financial statement preparation and audit cannot be done without undue hardship and expense.

2.

U.S. GAAP financial statements would not provide substantive financial information to investors because such financial statements would be more than 18 months old and relevant information is included in the financial statements included in the Form 1-A.

3.

Form 1-A is intended to be a simplified offering statement for smaller issues and intended to provide relief from onerous reporting and expense. Preparing and auditing U.S. GAAP financial statements for a period more than 18 months old with little disclosure value is counter to this objective.

4.

The Company is a reporting issuer in Canada and information related to the Company and the transaction related to Clover Nevada was fully reported and publicly available. The public markets have already accounted for the acquisition in the public trading of the Company.

5.

Prior to the acquisition of Clover by the Company (and thus the period that would be covered in the Clover financial statements) there was little in the way of active exploration activity undertaken. It is the activity, expenditure and business that began following acquisition in June 2017 that is meaningful to an investor, and this information is included in Consolidated Financial Statements of the Company included in the Form 1-A.

8. Redeemable Preferred Stock, page 19

Staff Comment No. 16.

Please tell us how the cumulative fixed rate cash dividends are being reflected in your financial statements including how you have considered the cumulative dividend in presenting income available to common stockholders and earnings per share. Refer to ASC 260-10-45-11 and ASC 260-10-50-1.

Contact Gold Corp.’s Response:

In response to the Staff’s comment, the Company has amended its disclosure under the subheading “8. Redeemable Preference Stock” at page 17 (after the second table of contents) to explain that cumulative fixed rate cash dividends are included in the Consolidated Financial Statements as part of the host instrument component of the Preference Stock.

* * * * *

Responses – Contact Gold Corp.

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Kenneth G. Sam of Dorsey & Whitney LLP at sam.kenneth@dorsey.com or at (303) 629-3445.

Sincerely,

Contact Gold Corp.

/s/ John Wenger
John Wenger
Chief Financial Officer

cc: Kenneth G. Sam, Dorsey & Whitney LLP